FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

New Magic Partner, AgilePoint, to Feature Magic xpi Integration Platform at Gartner Symposium/ITxpo 2012

PRESS RELEASE

New Magic Partner, AgilePoint, to Feature Magic xpi Integration Platform at Gartner Symposium/ITxpo 2012

Or Yehuda, Israel, October 18, 2012 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that Magic’s partnership with AgilePoint will debut at the Gartner Symposium/ITxpo 2012 in Orlando, Florida during October 21 to 25, in the Business Process Management Marketplace. AgilePoint will present the Magic xpi Integration Platform as the integration layer of their AgilePoint BPMS for SharePoint solution.

Jesse Shiah, CEO of AgilePoint commented, “Our customers choose AgilePoint for its ability to build simple or complex SharePoint workflows and easily configure end-to-end cross-functional process solutions and integration without custom development. We selected the Magic xpi Integration Platform as our integration layer because of its seamless capability to integrate, map and transform data using approved vendor methods for SAP, Salesforce.com, SharePoint, Oracle, JD Edwards, PeopleSoft, Lotus Notes, Microsoft Dynamics and numerous other popular enterprise applications.”

 “Magic is pleased to welcome AgilePoint as a reseller and strategic partner in the Americas and to offer our solutions to its customers and prospects through high-profile events like the Gartner ITxpo,” said Regev Yativ, President and CEO of Magic Software Enterprises Americas. “AgilePoint’s advanced BPM and workflow capabilities balance well with our comprehensive integration platform and the ubiquity of SharePoint.”

Gartner Symposium/ITxpo is positioned as the industry's largest and most strategic conference for CIOs and senior IT executives with more than 8,000 senior business and IT strategists, including more than 2,000 CIOs, expected to participate. Keynote speakers include John T. Chambers, Chairman and CEO, Cisco; Meg Whitman, President and CEO, HP; and General Colin Powell, USA (Retired).

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

About AgilePoint

AgilePoint is an industry leader in delivering a business enabled enterprise process platform to the Global 2000 companies, many in the regulated, Utility, Manufacturing, and Professional Services industries. AgilePoint uniquely places business process design and deployment in the hands of knowledgeable business users and enables them to respond rapidly to the needs of the business without the need of custom code by IT. For more information, visit www.agilepoint.com.

Press Contact:

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

Don Le

AgilePoint, Inc.

don.le@agilepoint.com

+1 (650) 968 6789

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release. Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2012	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 New Magic Partner, AgilePoint, to Feature Magic xpi Integration Platform at Gartner Symposium/ITxpo 2012

Exhibit 10.1